Press Release date September 26, 2003

For Immediate Release                                       September 26, 2003

                      Better Fourth Quarter at Bowl America

Earnings for Bowl America's fiscal fourth quarter which ended June 29, 2003, improved to $.14 per share from $.10 in the like period last year. Earnings for the full fiscal year were down from $.74 to $.70 this year.

The rainy spring and summer in the Virginia and Maryland areas significantly boosted traffic at the Company's bowling centers. Additionally, league games that were canceled in February by the winter blizzard were made up in the last quarter. The benefit of the above normal rains continued into the first quarter of fiscal 2004 with both July and August showing improvement over last year. However, some of those gains will be wiped out when the tally of the impact of Hurricane Isabel is complete. The Company suffered from reduced operating hours and the inability to serve food at one time or another in virtually all of its Maryland and Virginia centers. The Company closed on the sale of its money-losing property in Silver Spring, Maryland and hopes to use the proceeds for investment in a bowling property.

On September 25, 2003, the Board of Directors declared a dividend of $.125, its newly established rate. Unless circumstances change, this will be the thirty-second year of increased per share dividends for Bowl America.

Bowl America operates eighteen bowling centers in Maryland, Virginia and Florida and its stock trades on the American Stock Exchange with the symbol BWLA.

                    Bowl America Incorporated
                      Results of Operations

                        Thirteen weeks ended           Fifty-two weeks ended
                      June 29,        June 30,       June 29,         June 30,
                        2003           2002            2003             2002
Revenues
Bowling and other    $4,827,804     $4,558,767       $20,574,413   $20,926,272
Food, beverage and
  merchandise sales   2,050,164      2,044,930         8,801,279     8,974,870

TOTAL REVENUES       $6,877,968     $6,603,697       $29,375,692   $29,901,142

Operating expenses
 excluding depreciation
 and amortization     5,571,496      5,472,948        22,649,565    22,743,635
Depreciation and
 amortization           365,087        437,981         1,613,379     1,763,931
Interest and dividend
 income                 106,624        152,169           475,598       598,982
Earnings before taxes 1,048,009        844,937         5,588,346     5,992,558
Net Earnings         $  682,009     $  518,937       $ 3,583,346   $ 3,818,558
Weighted average shares
 outstanding          5,134,599      5,141,490         5,145,934     5,132,083
 EARNINGS PER SHARE         .14            .10               .70           .74

                           Summary of Financial Position
                              Dollars in Thousands

                                                        06/29/03      06/30/02
ASSETS
Total current assets including cash and
 short-term investments of $11,009 & $9,818              $12,608       $11,538
Property and investments                                  24,929        25,025

    TOTAL ASSETS                                         $37,537       $36,563

LIABILITIES AND STOCKHOLDERS' EQUITY
Total current liabilities                                $ 2,711       $ 1,820
Other liabilities                                          1,873         2,061
Stockholders' equity                                      32,953        32,682

    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $37,537       $36,563